

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2022

Frank Ingriselli
Chief Executive Officer
Trio Petroleum Corp.
5401 Business Park, Suite 115
Bakersfield, CA 93309

> **Re: Trio Petroleum Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed November 18, 2022**
> **File No. 333-267380**

Dear Frank Ingriselli:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 14, 2022 letter.

Amendment No. 2 to Registration Statement on Form S-1 filed November 18, 2022

Business
Evaluation of Reserves and Net Revenue, page 46

1. Please expand the statement in paragraph two on page 46 to additionally specify that the reserves in the "Reserve Report" filed as Exhibit 99.1 and the "Reserve Supplement Report" filed as Exhibit 99.2 and their determination are consistent with the definitions found in Rule 4-10 of SEC Regulation S-X (17 CFR part 210), and Subpart 1200 of Regulation S-K.

Executive and Director Compensation, page 58

2. We note your response to prior comment 13. Please provide the information required by Item 402 of Regulation S-K with respect to all named executive officers described in Item 402(m)(2). For example, it appears that Ron Bauer served as your chief executive officer during your fiscal year ended October 31, 2022. In this regard, we note Mr. Bauer signed the January 2022 Securities Purchase Agreement on behalf of Trip Petroleum Corp. in his capacity as Chief Executive Officer.

3. We note your disclosure in your summary compensation table regarding a stock award during the fiscal year ended October 31, 2022. Please provide the disclosure required by Instruction 1 to Item 402(n)(2)(v) and (n)(2)(vi) with respect to such award.

4. We note the equity incentive awards disclosed in your table on page 58 regarding outstanding equity awards at year-end. Please disclose the vesting dates of such awards in a footnote to your table. Refer to Instruction 2 to Item 402(p)(2) of Regulation S-K.

Exhibits

5. Please expand the discussion on page one of Exhibit 99.2 to additionally specify that the reserves relating the Full Development Reserve Report and their determination are consistent with the definitions found in Rule 4-10 of SEC Regulation S-X (17 CFR part 210), and Subpart 1200 of Regulation S-X.

General

6. We note your responses to prior comments 5 and 8. Please tell us whether you intend to disclose or illustrate in your prospectus the number of shares of common stock in each of the following categories: (i) shares to be issued upon conversion of the January 2022 Notes, (ii) the Commitment Shares, (iii) shares issuable upon exercise of the GPL warrants and (v) shares issuable upon exercise of the pre-funded warrants. If you do not intend to provide such disclosure in your prospectus, please provide your analysis as to why such information is not material. In addition, please revise to clarify whether your disclosure in your Prospectus Summary under "The Offering" on page 10 regarding common stock to be outstanding after this offering reflects the issuance of shares to be issued upon conversion of the January 2022 Notes.

You may contact Steve Lo, Staff Accountant, at (202) 551-3394 or Craig Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. You may contact Sandra Wall, Petroleum Engineer, at (202) 551-4727 or John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions regarding the engineering comments. Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Robert Cohen